FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of May 2003.

Total number of pages:18.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number

1. [English Translation of Report on Corporate Stock Repurchase]	4

2. [Nomura Principal Finance to Transfer Bonds to Yamada Denki]	6

3. [Nomura Holdings Announces Grant of Stock Options by Stock Acquisition Rights]	8

4. [Nomura Holdings’ New Management Structure Under the Committee System]	13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Director

Date:	May 15, 2003

(English Translation)

Report on Corporate Stock Repurchase

(report pursuant to Article 24-6, paragraph 1 of Securities and Exchange Law)

Director General of Kanto Finance Bureau

May 8, 2003

Nomura Holdings, Inc.

President & CEO    Nobuyuki Koga

Address of Principal Office: 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo, JAPAN

TEL: 81-3-5255-1000

Contact Person: Nomura Holdings, Inc.

General Manager of General Affairs Dept.     Katsuo Tsunematsu

Address of Nearest Contact: Same as the above

TEL: Same as the above

Contact Person: Same as the above

Locations where Copies of Report of Corporate Stock Repurchase are Available for Public Inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Kabutocho, Nihonbashi, Chuo-ku, Tokyo
Osaka Securities Exchange Co., Ltd.	1-6-10, Kitahama, Chuo-ku, Osaka
Nagoya Stock Exchange Co., Ltd.	3-3-17, Sakae, Naka-ku, Nagoya
Osaka Branch of Nomura Securities Co., Ltd.	2-5-4, Kitahama, Chuo-ku, Osaka
Nagoya Branch of Nomura Securities Co., Ltd.	2-19-22, Nishiki, Naka-ku, Nagoya
Yokohama Branch of Nomura Securities Co., Ltd.	4-52, Onoecho, Naka-ku, Yokohama
Kobe Branch of Nomura Securities Co., Ltd.	1-5-32, Sannomiyacho, Chuo-ku, Kobe
Chiba Branch of Nomura Securities Co., Ltd.	1-14-13, Fujimi, Chuo-ku, Chiba

(Note) Although the Securities and Exchange Law does not require us to keep the report for public inspection at Osaka, Nagoya, Yokohama, Kobe and Chiba Branches of Nomura Securities Co., Ltd., we will do so for investors’ convenience.

(English Translation)

Class of Shares                        Common Stock

1.	State of Corporate Stock Repurchase

(1)	State of Repurchase in accordance with the Resolution at Annual General Meeting of Shareholders (“AGM”)

as of April 30, 2003

Section	Number of Shares	Total Value of Shares	Remarks
Resolution at AGM(Resolution on June 26, 2002)	100,000,000 shares	250,000,000,000 yen	(Note	)
Stock repurchase during this reporting month (Date of Stock Repurchase)	—	—
Aggregate number of shares repurchased as of the end of this reporting month	21,936,000 shares	29,289,717,000 yen
Progress with stock repurchase	21.9%	11.7%

(Note) The ratio of (i) the total number of shares for authorized for repurchase at the annual general meeting of shareholders pursuant to Article 210, paragraph 1 under the Commercial Code divided by (ii) the total number of outstanding shares as of the date of closing of the annual general meeting of shareholders is 5.1%.

(2)	Repurchase from Subsidiaries

Not applicable.

(3)	Repurchase for Retirement of Shares by Valuation Allowance

Not applicable.

2.	Disposition of Shares Repurchased

Not applicable.

3.	State of Possession of Shares Repurchased

as of April 30, 2003

Section	Number of Shares	Remarks
Total number of outstanding shares	1,965,919,860 shares
Number of shares repurchased and currently possessed	21,936,000 shares
Number of shares repurchased and currently possessed for retirement of shares by valuation allowance	—

(End)

Tokyo, 14 May 2003

Nomura Principal Finance to Transfer Bonds to Yamada Denki

Nomura Principal Finance Co., Ltd. (NPF) (President: Yoshifumi Kawabata. Headquarters: Chiyoda-ku, Tokyo), a wholly owned subsidiary of Nomura Holdings, Inc. (NHI), announced today that it has reached an agreement with YAMADA DENKI Co., Ltd. (Yamada Denki) (President: Noboru Yamada. Headquarters: Maebashi City, Gunma Prefecture) to transfer to Yamada Denki on 23 May 2003 its bond holdings with stock acquisition rights in relation to shares of YAMADA Capital Holdings Co., Ltd. (YCH) (President: Noboru Yamada. Headquarters: Maebashi City, Gunma Prefecture).

Daikuma Co., Ltd. (Daikuma) (Headquarters: Maebashi City, Gunma Prefecture) is being jointly managed by NPF and Yamada Denki through the special purpose company YCH. YCH acquired Daikuma’s shares in May 2002. Using the management know-how of Nomura and Yamada Denki, YCH aims to restore Daikuma’s profitability by converting its business line from discount stores to large-scale consumer electronics speciality stores.

In 2002, the coversion of Daikuma’s business line made steady progress focusing on store renovation and organiniaztional changes. As a result, Daikuma has made a rapid turnaround. NPF decided to transfer the bonds after the completion of Daikuma’s business line conversion and in accordance with a request made by Yamada Denki. Going forward, Yamada Denki and Daikuma will continue to work closely to maximize the effectiveness of their relationship.

NPF engages in principal investment business in Japan and this transaction marks its second exit trade.

Daikuma Co., Ltd.

Capital:	4.24 billion yen
President:	Koji Ichimiya
Business activities:	Consumer electronics stores, discount stores, etc.

YAMADA DENKI Co., Ltd.

Capital:	46.05 billion yen
President:	Noboru Yamada
Business activities:	Consumer electronics stores

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

Tokyo, 15 May 2003

Nomura Holdings Announces Grant of Stock Options by Stock Acquisition Rights (Issuance of stock acquisition rights without receipt of consideration pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan)

Nomura Holdings, Inc. (The Company) hereby serves notice that at a meeting held today, the Board of Directors resolved to submit a proposal of issuance of stock acquisition rights without receipt of consideration in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan at the 99th Annual General Meeting of Shareholders to be held on June 26, 2003, with details as follows:

1.	Reason for Issuing Stock Acquisition Rights on Terms Especially Favorable to Persons Other than Shareholders

The Company is planning to issue without consideration the following two types of stock acquisition rights as stock options for the purpose of enhancing the incentives of the directors, executive officers and employees of the Company and its subsidiaries to improve their performances and of acquiring talented human resources.

The first is stock acquisition rights with the condition that the amount to be paid upon exercise of stock acquisition rights at the time of issuance shall be determined based on the market price (“Stock Option A Plan”).

The second is stock acquisition rights with the condition that the amount to be paid upon exercise of stock acquisition rights at the time of issuance shall be below the market price (one (1) yen per share) (“Stock Option B Plan”). The Stock Option B Plan will enable the Company to control cash payments for compensation through granting stock acquisition rights as a partial substitute for cash compensation. Furthermore, the Stock Option B Plan will enable the Company to make quasi-deferred payments of compensation by setting out the period during which the stock acquisition rights cannot be exercised (“non-exercise period”). Accordingly, the Stock Option B Plan will have the same economical effect as the Company granting stocks with restriction of transfer. In principle, the non-exercise period will be not shorter than two (2) years.

2.	Summary of the Issuance of Stock Acquisition Rights under Stock Option A Plan

(1)	Type / Number of Shares Under Stock Acquisition Rights

Up to 2,500,000 shares of common stock of the Company.

In the event that the shares are split or consolidated, the number of shares for the unexercised stock acquisition rights at the time of the stock-split or stock-consolidation shall be adjusted in accordance with the following formula. Any fractions less than one (1) share shall be disregarded.

Adjusted Number of Shares	=	Number of Shares Before Adjustment	X	Ratio of Split or Consolidation

In the event that new shares are issued at a price below the market price or the shares are disposed of (excluding the exercise of stock acquisition rights and the exercise of stock subscription rights), the number of shares for the unexercised stock acquisition rights at the time of the issuance of new shares or disposition of shares shall be adjusted in accordance with the following formula. Any fractions less than one (1) share shall be disregarded.

Adjusted Number of Shares	=	Number of Shares Before Adjustment	X	Exercise Price Before Adjustment
Adjusted Exercise Price

Please refer to (4) for the adjusted exercise price.

In addition to the above, in the event of a merger, company split or capital reduction of the Company and in any other similar event where an adjustment of the number of shares shall be required, the number of shares shall be appropriately adjusted to a reasonable extent.

(2)	Total Number of Stock Acquisition Rights to be Issued

Up to 2,500 stock acquisition rights (the number of shares per stock acquisition right shall be 1,000 shares; provided, however, that the number of shares per stock acquisition right shall be adjusted accordingly in the events stated in item (1) above).

(3)	Issue Price of Stock Acquisition Rights

To be issued without receipt of consideration.

(4)	Amount to be Paid Upon Exercise of Stock Acquisition Rights

The amount to be paid upon exercise of the stock acquisition rights (the “Exercise Price”) shall be the amount which is equal to the product of (i) the higher price of either the average of the daily closing prices of common stock of the Company in regular transactions at the Tokyo Stock Exchange during the calendar month immediately prior to the month including the issue date of the stock acquisition rights (excluding dates on which no trade is made) or the closing price of the issue date (if there is no closing price on the issue date, the most recent closing price prior to the issue date shall apply), and (ii) 1.05. Any fraction less than one (1) yen shall be rounded up to the nearest yen.

In the event that the shares are split or consolidated after the issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price Before Adjustment	X	1
Ratio of Split or Consolidation

In the event that new shares are issued at a price below the market price or shares are disposed of (excluding the exercise of stock acquisition rights and the exercise of stock subscription rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

				Number of Outstanding + Shares	Number of Newly Issued Shares	X	Paid-in Amount per Share
Adjusted Exercise Price	=	Exercise Price Before Adjustment	X		Market Price per Share
Number of (Outstanding + Newly Issued) Shares

In the event of a merger, company split or capital reduction of the Company and in any other similar case where an adjustment of the Exercise Price shall be required, the Exercise Price shall be appropriately adjusted to a reasonable extent.

(5)	Exercise Period of Stock Acquisition Rights

The Board of Directors or an executive officer designated by a resolution of the Board of Directors shall determine the exercise period of stock acquisition rights within the period from the issue date of stock acquisition rights to the seventh anniversary of such issue date.

(6)	Conditions for Exercise of Stock Acquisition Rights

(i)	Stock acquisition rights may not be exercised partly.

(ii)	Other conditions for the exercise of the rights shall be determined by the Board of Directors or an executive officer designated by a resolution made by the Board of Directors.

(7)	Events and Conditions for Cancellation of Stock Acquisition Rights

The Company may, at any time, cancel the stock acquisition rights without any compensation when the Company has acquired the unexercised stock acquisition rights.

(8)	Restriction of Transfer of Stock Acquisition Rights

Approval of the Board of Directors shall be required for transfer of the stock acquisition rights.

3.	Summary of the Issuance of Stock Acquisition Rights Under Stock Option B Plan

(1) - (3) See Stock Option A Plan

(4) Amount to be Paid Upon Exercise of Stock Acquisition Rights

The amount to be paid upon exercise of the stock acquisition rights (the “Exercise Price”) shall be one (1) yen.

In the event that the shares are split or consolidated after the issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price Before Adjustment	X	1
Ratio of Split or Consolidation

In the event that new shares are issued at a price below the market price or shares are disposed of (excluding the exercise of stock acquisition rights and the exercise of stock subscription rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

				Number of Outstanding + Shares	Number of Newly Issued Shares	X	Paid-in Amount per Share
Adjusted Exercise Price	=	Exercise Price Before Adjustment	X		Market Price per Share
Number of (Outstanding + Newly Issued) Shares

In the event of a merger, company split or capital reduction of the Company and in any other similar event where an adjustment of the Exercise Price shall be required, the Exercise Price shall be appropriately adjusted to a reasonable extent.

(5) – (8) See Stock Option A Plan

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

Tokyo, 15 May, 2003

Nomura Holdings’ New Management Structure Under the Committee System

Nomura Holdings, Inc. (NHI) announced today the following changes in directors, including candidates for nomination to the Board of Directors, to coincide with the move to adopt the Committee System following approval at our 99th General Meeting of Shareholders scheduled for 26 June 2003.

New Management Structure Subject to Approval at the 99th General Shareholders’ Meeting Scheduled for June 2003

1. Directors

Note: Title in parenthesis refers to current position as of 15 May 2003.

Chairman	Junichi Ujiie	(Chairman)

Director	Nobuyuki Koga	(President)

Director	Hiroshi Toda	(Executive Vice President)

Director	Kazutoshi Inano	(Executive Vice President)

Director	Takashi Fujita	(Advisor)

Director	Shozo Kumano	(Advisor)

Outside Director	Masaharu Shibata	(Director)

Outside Director	Hideaki Kubori	(Director)

Outside Director	Haruo Tsuji	(Statutory Auditor)

Director	Fumihide Nomura	(Statutory Auditor)

Outside Director	Koji Tajika	(CPA)

2. Committee Chairmen and Members

(1) Nomination Committee

Chairman	Junichi Ujiie

Masaharu Shibata

Hideaki Kubori

(2) Audit Committee

Chairman	Haruo Tsuji

Fumihide Nomura

Koji Tajika

(3) Compensation Committee

Chairman	Junichi Ujiie

Masaharu Shibata

Hideaki Kubori

3.    Member of Board of Executive Officers

Note: * Serving concurrently as directors

Senior Managing Director *	Junichi Ujiie

Chairman

President & Chief Executive Officer*	Nobuyuki Koga

(Representative Executive Officer)	(President & Chief Executive Officer)
(President & Chief Executive Officer
Nomura Securities Co., Ltd.)

Deputy President & Chief Operating Officer*	Hiroshi Toda

(Representative Executive Officer)	(Executive Vice President
& Chief Operating Officer)
(Executive Vice President
Nomura Securities Co., Ltd.)

Deputy President & Co-Chief Operating Officer*	Kazutoshi Inano

(Representative Executive Officer)	(Executive Vice President
& Co-Chief Operating Officer)
(President
Nomura Asset Management Co., Ltd.)

Senior Managing Director	Takashi Tsutsui

(Director)
(Executive Managing Director
Nomura securities Co., Ltd.)

Senior Managing Director	Takashi Yanagiya

(Director)
(Executive Managing Director
Nomura Securities Co., Ltd.)

Senior Managing Director	Kenichi Watanabe

(Director)
(Executive Managing Director
Nomura Securities Co., Ltd.)

Senior Managing Director	Takumi Shibata

(Executive Managing Director
Nomura Securities Co., Ltd.)

Senior Managing Director	Hiromi Yamaji

(Managing Director
Nomura Securities Co., Ltd.)

Senior Managing Director	Manabu Matsumoto

(Managing Director
Nomura Securities Co., Ltd.)

Senior Managing Director	Yoshifumi Kawabata

(Managing Director
Nomura Securities Co., Ltd.)

Senior Managing Director	Shogo Sakaguchi

(Managing Director
Nomura Securities Co., Ltd.)

Senior Managing Director	Masanori Itatani

(Director)
(Managing Director
Nomura Securities Co., Ltd.)

Senior Managing Director	Yoshimitsu Oura

(Managing Director
Nomura Securities Co., Ltd.)

Senior Managing Director	Yusuke Yamada

(Managing Director
Nomura Securities Co., Ltd.)

Senior Managing Director	Hitoshi Tada

(Managing Director
Nomura Securities Co., Ltd.)

Senior Managing Director	Kenichi Fukuhara

(Director
Nomura Securities Co., Ltd.)

Senior Managing Director	Yasuo Agemura

(Director
Nomura Securities Co., Ltd.)

Senior Managing Director	Hideyuki Takahashi

(Director
Nomura Securities Co., Ltd.)

Senior Managing Director	Hiroshi Tanaka

(Director
Nomura Securities Co., Ltd.)

Senior Managing Director	Noriyuki Ushiyama

(Director
Nomura securities Co., Ltd.)

Senior Managing Director	Noriyasu Yoshizawa

(Director
Nomura Securities Co., Ltd.)

Senior Managing Director	Yasuo Yoshihara

(Director
Nomura Securities Co., Ltd.)

Senior Managing Director	Akira Maruyama

(Director
Nomura Securities Co., Ltd.)

Senior Managing Director	Kamezo Nakai

(Director & Principal Executive Officer
Nomura Asset Management Co., Ltd.)

Senior Managing Director	Akio Nakaniwa

(Director & Principal Executive Officer
Nomura Asset Management Co., Ltd.)

Senior Managing Director	Takahide Mizuno

(Director & Principal Executive Officer
Nomura Asset Management Co., Ltd.)

Retiring Directors & Statutory Auditors

1. Retiring Directors

Note: Title in parenthesis refers to current position as of 15 May 2003.

Takashi Tsutsui	(Director)

Takashi Yanagiya	(Director)

Kenichi Watanabe	(Director)

Masanori Itatani	(Director)

The four directors listed above are to become members of the Board of Executive Officers following approval at the 99th General Meeting of Shareholders scheduled for June 2003.

2. Retiring Statutory Auditors

Hironobu Goto	(Statutory Auditor)

To be installed as Vice Chairman of Nomura Research Institute, Ltd. following its General Meeting of Shareholders in June 2003

Munetsugu Wakamatsu	(Statutory Auditor)

To be installed as Managing Director of JAFCO Co., Ltd. following its General Meeting of Shareholders in June 2003

Fumihide Nomura	(Statutory Auditor)

Haruo Tsuji	(Statutory Auditor)

The above two statutory auditors are to be installed as Directors of Nomura Holdings, Inc. following its General Meeting of Shareholders in June 2003

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.